Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 19 DATED SEPTEMBER 12, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 14 dated July 25, 2012, Supplement No. 15 dated August 8, 2012, Supplement No. 16 dated August 14, 2012, Supplement No. 17 dated August 16, 2012, and Supplement No. 18 dated August 31, 2012. Unless otherwise defined in this Supplement No. 19, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the acquisition of Baker Hill Center;

•	information regarding our current leverage ratio; and

•	the breaking of escrow in Pennsylvania.

Property Acquisition

On September 6, 2012, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center known as Baker Hill Center for approximately $21.6 million, exclusive of closing costs. We funded a portion of the purchase price through the assumption of existing mortgage indebtedness in the amount of approximately $12.0 million. The remainder of the purchase price was funded with proceeds of approximately $9.6 million from this offering. Baker Hill Center contains 135,355 rentable square feet and is located on approximately 12.1 acres of land in Glen Ellyn, Illinois, a western suburb of Chicago. Baker Hill Center was originally constructed in 1998.

Baker Hill Center is approximately 98.2% leased to 23 tenants. The largest tenant at Baker Hill Center is a Dominick’s grocery store, which occupies approximately 53.5% of the rentable square feet at Baker Hill Center. The current aggregate annual effective rent for the tenants of Baker Hill Center is approximately $1.9 million and the current weighted-average remaining lease term for the tenants is approximately 4.9 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $14.41 per square foot.

The table below sets forth a schedule of expiring leases for Baker Hill Center by square footage and by annualized contractual base rent as of September 6, 2012.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	2	$31,560	1.6%	2,072	1.6%
2013	3	$83,955	4.4%	5,088	3.8%
2014	5	$260,057	13.6%	15,275	11.5%
2015	3	$116,007	6.1%	5,375	4.0%
2016	2	$62,238	3.2%	4,550	3.4%
2017	2	$89,200	4.7%	4,900	3.7%
2018	2	$962,593	50.2%	74,197	55.8%
2019	2	$190,998	10.0%	14,063	10.6%
2020	2	$80,928	4.2%	6,000	4.5%
2021	1	$38,483	2.0%	1,435	1.1%
Thereafter	—	—	—	—	—

Based on the current condition of Baker Hill Center, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Baker Hill Center is adequately insured.

Use of Leverage

As of September 6, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 54.0%.

Pennsylvania Escrow Break

On September 7, 2012, we broke escrow for Pennsylvania investors when sales under this offering exceeded the minimum offering amount of $75.0 million. Pennsylvania investors may now purchase shares of our common stock in this offering.

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